                                                              Page 1 of 10 pages

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                        Enterprise Products Partners L.P.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    293792107
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jose-Alberto Lima
                                    President
                            Shell US Gas & Power LLC
                             777 Walker, 22nd Floor
                                Houston, TX 77002
  -----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 22, 2005
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing his schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 293792107                                        Page 2 of 10 pages
-----------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell US Gas & Power LLC

-----------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------

3  SEC USE ONLY
-----------------------------------------------------------------------------

4  SOURCE OF FUNDS*
       00(1)

-----------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                        [ ]
-----------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-----------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                       -0-

           NUMBER OF       --------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   29,407,549
             EACH          --------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           --------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      29,407,549

-----------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     29,407,549

-----------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-----------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.74%(2)

-----------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON
   OO(3)

-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) The source of funds is the contribution of Shell US Gas & Power LLC interest in Tejas Natural Gas Liquids, LLC.

(2) Based on 379,785,865 issued and outstanding Common Units as of March 31,
2005.

(3) Delaware Limited Liability Company

                                  SCHEDULE 13D

CUSIP NO. 293792107                                        Page 3 of 10 pages
-----------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Oil Company

-----------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------

3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
       AF

-----------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                        [ ]
-----------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-----------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       --------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   29,407,549
             EACH          --------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           --------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      29,407,549

-----------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     29,407,549

-----------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-----------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.74%(1)

-----------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON
   CO

-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Based on 379,785,865 issued and outstanding Common Units as of March 31,
2005.

                                  SCHEDULE 13D

CUSIP NO. 293792107                                       Page 4 of 10 pages
----------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SWEPI LP
-----------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------

3  SEC USE ONLY
-----------------------------------------------------------------------------

4  SOURCE OF FUNDS*
    AF

-----------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                        [ ]
-----------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-----------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       --------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   29,407,549
             EACH          --------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           --------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      29,407,549

-----------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     29,407,549

-----------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-----------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.74%(1)

-----------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON
   PN

-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Based on 379,785,865 issued and outstanding Common Units as of March 31,
2005.

                                  SCHEDULE 13D

CUSIP NO. 293792107                                        Page 5 of 10 pages
-----------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Gas Pipeline Corp. #2
-----------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------

3  SEC USE ONLY
-----------------------------------------------------------------------------

4  SOURCE OF FUNDS*
    AF

-----------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                        [ ]
-----------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-----------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       --------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   29,407,549
             EACH          --------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           --------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      29,407,549

-----------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     29,407,549

-----------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-----------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.74%(1)

-----------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

   CO

-----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on 379,785,865 issued and outstanding Common Units as of March 31,
2005.

                                  SCHEDULE 13D

CUSIP NO. 293792107                                        Page 6 of 10 pages
-----------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Gas Gathering Corp. #2
-----------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------

3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
    AF

-----------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                        [ ]
-----------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-----------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       --------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   29,407,549
             EACH          --------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           --------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      29,407,549

-----------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     29,407,549

-----------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-----------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.74%(1)

-----------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

   CO

-----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Based on 379,785,865 issued and outstanding Common Units as of March 31,
2005.

                                                          Page 7 of 10 pages

                         AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 on Schedule 13D/A ("Amendment No. 6") to the Statement on
Schedule 13D ("Schedule 13D") is filed on behalf of each of (i) Shell US Gas & Power LLC ("Shell Gas & Power") as the direct beneficial owner of Common Units and (ii) by virtue of their respective direct holdings of securities of Shell Gas & Power (as described below on this statement) by Shell Oil Company ("Shell Oil"), SWEPI LP ("SWEPI"), Shell Gas Pipeline Corp. #2 ("Shell Pipeline"), and Shell Gas Gathering Corp. #2 ("Shell Gathering") (collectively, the "Reporting Entities"). Subsequent to Amendment No. 2 to this Schedule 13D, Shell Seahorse Company ("Shell Seahorse") merged into Shell Gathering, with Shell Gathering as the surviving entity.

This Amendment No. 6 is filed to reflect: (i) the sale on March 28, 2005 by Shell Gas & Power of 1,203,600 Common Units representing limited partnership interests to Kayne Anderson MLP Investment Company; (ii) the sale on July 15, 2005, by Shell Gas & Power of 2,589,537 Common Units representing limited partnership interests to Kayne Anderson Energy Total Return Fund, Inc.; (iii) the sale on July 22, 2005, by Shell Gas & Power of 2,974,796 Common Units representing limited partnership interests to Tortoise Energy Capital Corporation; and (iv) the sale on July 22, 2005, by Shell Gas & Power of 396,640 Common Units representing limited partnership interests to Tortoise Energy Infrastructure Corporation.

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Directors and executive officers of the Reporting Entities are listed on Attachment 1 hereto. None of the Reporting Entities, nor any of their directors or executive officers, have been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 1.   Security and Issuer

          No change to this item.

Item 2.   Identity and Background

    Paragraph 2 in subsection (a) of this Item is deleted in its entirety and replaced with the following:

         Shell Gas & Power is the beneficial holder of approximately 7.74% of the outstanding Common Units of the Issuer. Shell Oil, SWEPI, Shell Pipeline and Shell Gathering are the holders of 100% of the common membership interests, and approximately 3.23%, 16.98%, 57.91% and 21.88%, respectively, of the total ownership interests, in Shell Gas & Power. Each of SWEPI, Shell Pipeline and Shell Gathering is an indirect, wholly owned subsidiary of Shell Oil. Together, Shell Oil, SWEPI, Shell Pipeline and Shell Gathering may be deemed to control Shell Gas & Power.

Item 3.   Source and Amount of Funds or Other Consideration

          No change to this Item

Item 4.   Purpose of Transaction

          No change to this item.

Item 5.   Interest in Securities of the Issuer

            (a) There were 379,785,865 Common Units outstanding as of March 31,
                2005. The Reporting Entities are deemed to be the beneficial owners of 29,407,549 Common Units. The Common Units represent 7.74% of the outstanding Common Units, and a 7.6% equity interest in the Issuer after taking into account the 2% equity interest held by the Issuer's general partner.

            (b) (i) On March 28, 2005, Shell Gas & Power sold 1,203,600 Common
                Units representing limited partnership interests for $30,000,000 to Kayne Anderson MLP Investment Company;

                (ii) On July 15, 2005, Shell Gas & Power sold 2,589,537 Common Units representing limited partnership interests for $65,000,000 to Kayne Anderson Energy Total Return Fund, Inc.

                (iii) On July 22, 2005, Shell Gas & Power sold 2,974,796 Common Units representing limited partnership interests for $75,000,000 to Tortoise Energy Capital Corporation; and

                (iv) On July 22, 2005, Shell Gas & Power sold 396,640 Common Units representing limited partnership interests for $10,000,000 to Tortoise Energy Infrastructure Corporation.

            (c) Other than as noted in Item 5(b), none of the Reporting
                Entities, nor, to the best of their knowledge, any person listed on Schedule 1 hereto, has effected any transactions in the Common Units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

        An additional paragraph is added to this Item as follows:

        In connection with the sale of Common Units by Shell Gas & Power to Kayne Anderson MLP Investment Company ("Kayne Anderson") on December 29, 2004, Shell Gas & Power and Kayne Anderson entered into a Common Unit Purchase Agreement dated December 28, 2004 (the "Common Unit Purchase Agreement"), and a Registration Rights Assignment Agreement dated December 29, 2004 (the "Assignment Agreement"). In addition, Kayne Anderson entered into a Counterpart to the Registration Rights Agreement. By letter dated March 29, 2005, Kayne Anderson and Shell Gas & Power confirmed that the registration right assigned to Kayne Anderson was terminated and that the assignment of rights pursuant to the Assignment Agreement was null and void as of March 23, 2005.

Item 7. Material to be filed as Exhibits.

*Exhibit A - Agreement re Joint Filing of Schedule 13D
*Exhibit B - Contribution Agreement
*Exhibit C - Unitholder Rights Agreement
*Exhibit D - Enterprise Partners Amended Partnership Agreement
*Exhibit E - Registration Rights Agreement
*Exhibit F - Press release issued September 15, 2003 by Shell Gas & Power *Exhibit G - Press release issued September 15, 2003 by the Issuer, incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit H - Amendment No. 1 to Unitholder Rights Agreement, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit I - Common Unit Purchase Agreement
*Exhibit J - Assignment Agreement
*Exhibit K - Agreement regarding registration of Common Units

---------
* previously filed

                                                          Page 9 of 10 pages

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 25, 2005

                                          SHELL US GAS & POWER LLC


                                          By: /s/ LEE B.D. STREBEL
                                             -----------------------------------
                                                Name: Lee B.D. Strebel
                                                Title:  Vice President



                                          SHELL OIL COMPANY


                                          By  /s/ ANNE-MARIE ROY
                                             -----------------------------------
                                                Name: Anne-Marie Roy
                                                Title: Assistant Secretary



                                          SWEPI LP


                                          By: /s/ ANNE-MARIE ROY
                                             -----------------------------------
                                                Name: Anne-Marie Roy
                                                Title:  Assistant Secretary



                                          SHELL GAS PIPELINE CORP.#2


                                          By  /s/ ANNE-MARIE ROY
                                             -----------------------------------
                                                Name: Anne-Marie Roy
                                                Title: Assistant Secretary



                                          SHELL GAS GATHERING CORP.#2


                                          By  /s/ ANNE-MARIE ROY
                                             -----------------------------------
                                                Name: Anne-Marie Roy
                                                Title: Assistant Secretary

                                                          Page 10 of 10 pages

                                INDEX TO EXHIBITS

*Exhibit A Agreement of Joint Filing
*Exhibit B Contribution Agreement
*Exhibit C Unitholder Rights Agreement
*Exhibit D Enterprise Partners Amended Partnership Agreement
*Exhibit E Registration Rights Agreement
*Exhibit F - Press release issued September 15, 2003 by Shell Gas & Power *Exhibit G - Press release issued September 15, 2003 by the Issuer, incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit H - Amendment No. 1 to Unitholder Rights Agreement, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit I - Common Unit Purchase Agreement
*Exhibit J - Assignment Agreement
*Exhibit K - Agreement regarding registration of Common Units

---------
* previously filed

ATTACHMENT 1

                        DIRECTORS AND EXECUTIVE OFFICERS

                           SHELL US GAS AND POWER LLC

NAME AND BUSINESS ADDRESS           CITIZENSHIP             POSITION
-------------------------           -----------             --------
Jose Alberto-Lima                   Brazil                  Director
777 Walker, 22nd Floor                                      President
Houston, Texas 77002

J.V. Cramer                         U.S.A.                  Director
777 Walker, 22nd Floor                                      VP, CFO and
Houston, Texas 77002                                        Treasurer

L.B.D. Strebel                      U.S.A.                  Director
777 Walker, 22nd Floor                                      VP Portfolio
Houston, Texas 77002                                        Management


                                SHELL OIL COMPANY

NAME AND BUSINESS ADDRESS           CITIZENSHIP             POSITION
-------------------------           -----------             --------
J. D. Hofmeister                    U.S.A.                  Director
910 Louisiana Street                                        President
Houston, Texas 77002

V. Mark Hanafin                     U.S.A.                  Director
909 Fannin
Houston, Texas 77002

R. J. Braud                         U.S.A.                  Director
910 Louisiana                                               Vice President
Houston, Texas 77002                                        Finance and
                                                            Controller

D. Campbell                         Canadian                Treasurer
910 Louisiana
Houston, Texas 77002

C. A. Lamboley                      U.S.A.                  Director, Sr. Vice
910 Louisiana Street                                        President, Legal
Houston, Texas 77002                                        General Counsel
                                                            Corp. Secretary

T. T. Coles                         U.S.A.                  Vice President,
910 Louisiana Street                                        Tax
Houston, Texas 77002

                                    SWEPI LP

NAME AND BUSINESS ADDRESS          CITIZENSHIP           POSITION
-------------------------          -----------           --------
Andrew Seck                        Canadian              Director
200 N. Dairy Ashford                                     Vice President Houston,
Texas 77479                                              Corporate Affairs

J.C. Rambousek                     U.S.A.                Director
200 N. Dairy Ashford                                     President
Houston, Texas 77479

W. T. Mooney                       U.S.A.                Director
910 Louisiana Street                                     Vice-President,
Houston, Texas 77002                                     Tax


                           SHELL GAS PIPELINE CORP. #2

NAME AND BUSINESS ADDRESS          CITIZENSHIP           POSITION
-------------------------          -----------           --------
Jose Alberto-Lima                  Brazil                Director
777 Walker, 22nd Floor                                   President
Houston, Texas 77002

L.B.D. Strebel                     U.S.A.                Director
777 Walker, 22nd Floor                                   VP Portfolio
Houston, Texas 77002                                     Management


                           SHELL GAS GATHERING CORP. #2


NAME AND BUSINESS ADDRESS          CITIZENSHIP           POSITION
-------------------------          -----------           --------
Jose Alberto-Lima                  Brazil                Director
777 Walker, 22nd Floor                                   President
Houston, Texas 77002

L.B.D. Strebel                     U.S.A.                Director
777 Walker, 22nd Floor                                   VP Portfolio
Houston, Texas 77002                                     Management
